UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Tufin Software Technologies Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.015 Per Share
(Title of Class of Securities)

M8893U102
(CUSIP Number)

Tufin Software Technologies Ltd. 5 HaShalom Road, ToHa Tower Tel Aviv 6789205, Israel +972 (3) 612-8118
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. Catalyst Private Equity Partners (Israel) II, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 4,495,651 Ordinary Shares*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,495,651 Ordinary Shares*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,495,651 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%**
14.	Type of Reporting Person (See Instructions) PN [Partnership]

* Catalyst Private Equity Partners (Israel) II, Limited Partnership (“Catalyst Israel”) holds 1,604,947 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst B”) and 314,696 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel C) II, L.P. (“Catalyst C”). The general partner of Catalyst Israel, Catalyst B and Catalyst C is Catalyst Investments II L.P. The general partner of Catalyst Investments II L.P. is Catalyst Equity (2006) Ltd.

** Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

CUSIP No.
1.	Names of Reporting Persons. Catalyst Investments II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 4,495,651 Ordinary Shares*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,495,651 Ordinary Shares*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,495,651 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%**
14.	Type of Reporting Person (See Instructions) PN [Partnership]

* Catalyst Private Equity Partners (Israel) II, Limited Partnership (“Catalyst Israel”) holds 1,604,947 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst B”) and 314,696 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel C) II, L.P. (“Catalyst C”). The general partner of Catalyst Israel, Catalyst B and Catalyst C is Catalyst Investments II L.P. The general partner of Catalyst Investments II L.P. is Catalyst Equity (2006) Ltd.

** Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

CUSIP No.

1.	Names of Reporting Persons. Catalyst Equity (2006) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 4,495,651 Ordinary Shares*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,495,651 Ordinary Shares*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,495,651 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%**
14.	Type of Reporting Person (See Instructions) OO [Other]

* Catalyst Private Equity Partners (Israel) II, Limited Partnership (“Catalyst Israel”) holds 1,604,947 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst B”) and 314,696 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel C) II, L.P. (“Catalyst C”). The general partner of Catalyst Israel, Catalyst B and Catalyst C is Catalyst Investments II L.P. The general partner of Catalyst Investments II L.P. is Catalyst Equity (2006) Ltd.

** Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

Item 1. Security and Issuer

This statement (this “Schedule 13D”) relates to the ordinary shares, par value NIS 0.015 per share (the “Ordinary Shares”) of Tufin Software Technologies Ltd., a company incorporated under the laws of the State of Israel (the “Issuer”). The address of the principal executive officers of the Issuer is 5 HaShalom Road, ToHa Tower Tel Aviv 6789205, Israel.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by:

i.	Catalyst Private Equity Partners (Israel) II, Limited Partnership, a partnership organized under the laws of Israel (“Catalyst Israel”), with respect to the Ordinary Shares held by it beneficially and in trust for Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst B”) and Catalyst Private Equity Partners (Israel C) II, L.P. (“Catalyst C”). Catalyst Israel’s business address is 28 Haarbaa St. Tel-Aviv 6473925 - Israel. The principal business of Catalyst Israel is making investments. The general partner of Catalyst Israel is Catalyst Partners.

ii.	Catalyst Investments II L.P., a limited partnership organized and existing under the laws of Israel (“Catalyst Partners”), as the general partner of Catalyst Israel, Catalyst B and Catalyst C. Catalyst Partners’ business address is 28 Haarbaa St. Tel-Aviv 6473925 - Israel. The principal business of Catalyst Partners is to act as the sole general partner of Catalyst Israel, Catalyst B and Catalyst C.

iii.	Catalyst Equity (2006) Ltd., an Israeli registered company (“Catalyst Equity”), as general partner of Catalyst Partners. Catalyst Equity’s business address is 28 Haarbaa St. Tel-Aviv 6473925 - Israel. The principal business of Catalyst Equity is to act as the sole general partner of Catalyst Partners. Voting and investment power over the Ordinary Shares resides with the board of directors of Catalyst Equity, the general partner of the Catalyst Partners. The board of directors of Catalyst Equity is comprised of Edouard Cukierman, Yair Shamir, Roger Cukierman and Luc Muller (each, a “Director”). Each director specifically disclaims beneficial ownership in the Ordinary Shares reported herein.

Each of Catalyst Israel, Catalyst Partners and Catalyst Equity is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Catalyst Israel is the record holder, and the Reporting Persons are the beneficial owners, of 4,495,651 Ordinary Shares, which the Reporting Persons acquired in a private investment prior to the initial public offering of the Issuer. The Reporting Persons previously reported their ownership of Ordinary Shares on Schedule 13G. The Reporting Persons are filing this Schedule 13D to report the formation of a “group” between the Reporting Persons and Marker LLC (together with certain of its affiliates, “Marker” ) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares. The group arose as a result of the events described in Section 4 below. The Reporting Persons disclaim beneficial ownership of the Ordinary Shares held by Marker.

None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Since its initial investment in the Issuer, the Reporting Persons have, from time to time, engaged in discussions with other shareholders of the Issuer, including Marker, regarding their common interests as shareholders of the Issuer and the operating performance and strategic direction of the Issuer. However, prior to December 14, 2020, the Reporting Persons did not enter into any agreement with any other person to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

On December 14, 2020, Catalyst Israel and Marker (together, the “Shareholders”) discussed their common belief that the Issuer has been meaningfully undervalued in the public markets.

In the course of such discussions, on December 14, 2020, the Shareholders agreed to cooperate for the purpose of managing their respective investments in the Issuer. Although the Shareholders have not entered into any written agreement to act together for such purposes, the Shareholders generally intend to coordinate their activities relating to their respective investments in the Issuer including, without limitation, jointly (i) engaging in dialogue with the Issuer’s management and/or the Board of Directors of the Issuer (the “Board”) about opportunities to maximize shareholder value, (ii) communicating with other shareholders of the Issuer or third parties, (iii) engaging a financial advisor to advise the Shareholders with respect to, and solicit indications of interest from third parties in, (A) a potential sale of all or a portion of their respective investments in the Issuer, either individually or together with each other or one or more other shareholders of the Issuer, or (B) a strategic transaction involving the Issuer and (iv) considering whether to sell or otherwise dispose of all or a portion of their respective investments in the Issuer, either individually or together with each other or one or more other shareholders of the Issuer, whether in privately negotiated sales, transactions effected through a securities exchange or otherwise.

The Reporting Persons may consider, explore, and/or develop plans and/or make proposals with respect to, among other things, the matters set forth in the previous sentence, as well as potential changes in the Issuer's operations, management, ownership, capital or corporate structure and strategy. The Reporting Persons may communicate with the Issuer’s management and/or Board with respect to any of the foregoing matters. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4.

Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, including (i) to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (ii) cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) cause any material change in the present capitalization or dividend policy of the Issuer, (iv) cause any other material change in the Issuer’s business or corporate structure, (v) cause any changes in the Issuer’s articles of association or other actions that may impede the acquisition of control of the Issuer by any person, (vi) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association or (vii) cause a class of equity securities of the Issuer to become eligible for termination of registration. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and, depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, the trading price of the Ordinary Shares and overall market conditions and other investment opportunities available to the Reporting Persons, the Reporting Persons may endeavor (A) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Ordinary Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (B) to enter into transactions that increase or hedge their economic exposure to the Ordinary Shares without affecting their beneficial ownership of the Ordinary Shares. In addition, the Reporting Persons may, at any time and from time to time, (I) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (II) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b)

Catalyst Israel beneficially owns 4,495,651 Ordinary Shares, representing approximately 12.6% of the outstanding Ordinary Shares of the Issuer.

Catalyst Partners in its capacity of being the sole general partner of Catalyst Israel controls and manages Catalyst Israel, Catalyst Private Equity B and Catalyst Private Equity C. Accordingly, Catalyst Partners is the beneficial owner of the 4,495,651 Ordinary Shares, representing approximately 12.6% of the outstanding Ordinary Shares of the Issuer, held by Catalyst Israel.

Catalyst Equity in its capacity of being the general partner of Catalyst Partners controls and manages Catalyst Partners. Accordingly, Catalyst Equity is the beneficial owner of the 4,495,651 Ordinary Shares, representing approximately 12.6% of the outstanding Ordinary Shares of the Issuer, held indirectly by Catalyst Partners and held directly by Catalyst Israel. Voting and investment power over the Ordinary Shares resides with the board of directors of Catalyst Equity, the general partner of the Catalyst Partners. Each Director specifically disclaims beneficial ownership in the Ordinary Shares reported herein.

The events described in Section 4 above reflect the formation of a “group” between the Reporting Persons and Marker for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares. The Reporting Persons disclaim beneficial ownership of the Ordinary Shares held by Marker.

(c)       None of the Reporting Persons has entered into any transactions in Ordinary Shares in the past 60 days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)       Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 6, 2019 the Reporting Persons entered into the Amended and Restated Investors’ Rights Agreement with the Issuer, certain investors and certain other shareholders of the Issuer, pursuant to which the Reporting Persons were granted certain rights with respect to the registration of the securities of the Issuer.

Mr. Yair Shamir is a director of Catalyst Equity, and is also a director of the Issuer. In connection with Mr. Shamir’s role as director of the Issuer, he has received cash compensation and equity-based compensation in the form of restricted stock options from the Issuer.

Mr. Edouard Cukierman is a director of Catalyst Equity, and is also a director of the Issuer. In connection with Mr. Cukierman’s role as director of the Issuer, he has received cash compensation and equity-based compensation in the form of restricted stock options from the Issuer.

Item 7. Material to be Filed as Exhibits

99.1 Amended and Restated Investors Rights Agreement by and among the Issuer, certain investors and certain of its shareholders, dated March 6, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Catalyst Private Equity Partners (Israel) II, Limited Partnership

December 14, 2020
Date

/s/ Edouard Cukierman
Signature

Edouard Cukierman / Authorized Signatory
(Name/Title)

December 14, 2020
Date

/s/ Yair Shamir
Signature

Yair Shamir / Authorized Signatory
(Name/Title)

Catalyst Investments II L.P.

December 14, 2020
Date

/s/ Edouard Cukierman
Signature

Edouard Cukierman / Authorized Signatory
(Name/Title)

December 14, 2020
Date

/s/ Yair Shamir
Signature

Yair Shamir / Authorized Signatory
(Name/Title)

Catalyst Equity (2006) Ltd.

December 14, 2020
Date

/s/ Edouard Cukierman
Signature

Edouard Cukierman / Authorized Signatory
(Name/Title)

December 14, 2020
Date

/s/ Yair Shamir
Signature

Yair Shamir / Authorized Signatory
(Name/Title)